Exhibit 99.1

December 13, 2013

Mr. J. Floyd Hall

President and Chief Executive Officer

Sunshine State Federal Savings and Loan Association

102 West Baker Street

Plant City, Florida 33563

Dear Mr. Hall:

This letter sets forth the agreement between Sunshine State Federal Savings and Loan Association, Plant City, Florida (the “Association”), and RP® Financial, LC. (“RP Financial”) for independent conversion appraisal services in conjunction with the stock to be issued concurrent with the Association’s proposed mutual-to-stock conversion transaction. The specific appraisal services to be rendered by RP Financial are described below.

Description of Appraisal Services

RP Financial will conduct financial due diligence, including on-site interviews of senior management and reviews of historical and pro forma financial information and other documents and records, to gain insight into the operations, financial condition, profitability, market area, risks and various internal and external factors which will be considered in estimating the pro forma market value of the Association in accordance with the applicable regulatory appraisal guidelines.

RP Financial will prepare a detailed written valuation report of the Association that will be fully consistent with applicable regulatory appraisal guidelines and standard pro forma valuation practices. The appraisal report will include an analysis of the Association’s financial condition and operating results, as well as an assessment of the Association’s interest rate risk, credit risk and liquidity risk. The appraisal report will incorporate an evaluation of the Association’s business strategies, market area, prospects for the future and the intended use of proceeds both in the short term and over the longer term. A peer group analysis relative to certain relatively comparable publicly-traded banking companies will be conducted for the purpose of determining appropriate valuation adjustments for the Association relative to the peer group’s pricing ratios.

We will review pertinent sections of the applications and offering documents and conduct discussions with representatives of the Association to obtain necessary data and information for the appraisal, including the impact of key deal elements on the appraised value, such as dividend policy, use of proceeds and reinvestment rate, tax rate, offering expenses, characteristics of stock plans and charitable foundation contribution (if applicable).

Washington Headquarters
Three Ballston Plaza	Direct: (703) 647-6544
1100 North Glebe Road, Suite 600	Telephone: (703) 528-1700
Arlington, VA 22201	Fax No.: (703) 528-1788
E-Mail: jhennessey@rpfinancial.com	Toll-Free No.: (866) 723-0594

Mr. J. Floyd Hall

December 13, 2013

The original appraisal report will establish a midpoint pro forma market value in accordance with the applicable regulatory requirements. The appraisal report may be periodically updated throughout the conversion process, and there will be at least one updated appraisal that would be prepared at the time of the closing of the stock offering to determine the number of shares to be issued in accordance with the conversion regulations.

RP Financial agrees to deliver the valuation appraisal and subsequent updates, in writing, to the Association at the above address in conjunction with the filing of the regulatory application. Subsequent updates will be filed promptly as certain events occur which would warrant the preparation and filing of such valuation updates. Further, RP Financial agrees to perform such other services as are necessary or required in connection with the regulatory review of the appraisal and respond to the regulatory comments, if any, regarding the valuation appraisal and subsequent updates. RP Financial will also prepare the pro forma presentations for inclusion in the prospectus, reflecting the original appraisal and subsequent updates, as appropriate.

RP Financial expects to formally present the appraisal report, including the appraisal methodology, peer group selection and assumptions, to the Board of Directors for review and consideration. If appropriate, RP Financial will present subsequent updates to the Board. It is understood that this appraisal may be presented either in person or telephonically.

Fee Structure and Payment Schedule

The Association agrees to pay RP Financial a fixed fee of $40,000 for preparation and delivery of the original appraisal report and $5,000 for each subsequent update, plus reimbursable expenses. Payment of these fees shall be made according to the following schedule:

•	$10,000 upon execution of this letter of agreement engaging RP Financial’s appraisal services;

•	$30,000 upon delivery of the completed original appraisal report; and,

•	$ 5,000 for each valuation update that may be required, provided that the transaction is not delayed for reasons described below.

The Association will reimburse RP Financial for reasonable out-of-pocket expenses incurred in preparation of the original appraisal and subsequent updates. Such out-of-pocket expenses will likely include travel, printing, telephone, facsimile, shipping, reasonable counsel fees, computer and data services, and will not exceed $5,000 in the aggregate, without the Association’s authorization to exceed this level.

In the event the Association shall, for any reason, discontinue the proposed stock offering prior to delivery of the completed documents set forth above and payment of the respective progress payment fees, the Association agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the respective fee caps noted above, after giving full credit to the initial retainer fee. RP Financial’s standard billing rates range from $75 per hour for research associates to $450 per hour for managing directors.

Mr. J. Floyd Hall

December 13, 2013

If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by the Association and RP Financial. Such unforeseen events shall include, but not be limited to, major changes in the conversion regulations, appraisal guidelines or processing procedures as they relate to appraisals, major changes in management or procedures, operating policies or philosophies, and excessive delays or suspension of processing of applications by the regulators such that completion of the transaction requires the preparation by RP Financial of a new appraisal.

Covenants, Representations and Warranties

The Association and RP Financial agree to the following:

1. The Association agrees to make available or to supply to RP Financial such information with respect to its business and financial condition as RP Financial may reasonably request in order to provide the aforesaid valuation. Such information heretofore or hereafter supplied or made available to RP Financial shall include: annual financial statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records. All information provided by the Association to RP Financial shall remain strictly confidential (unless such information is otherwise made available to the public), and if the conversion is not consummated or the services of RP Financial are terminated hereunder, RP Financial shall promptly return to the Association the original and any copies of such information.

2. The Association represents and warrants to RP Financial that any information provided to RP Financial does not and will not, to the best of the Association’s knowledge, at the times it is provided to RP Financial, contain any untrue statement of a material fact or in response to informational requests by RP Financial fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

3. (a) The Association agrees that it will indemnify and hold harmless RP Financial, any affiliates of RP Financial, the respective members, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement (hereinafter referred to as “RP Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, reasonable attorney’s fees, and all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by the Association to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by the Association to RP Financial; or (iii) any action or omission to act by the Association, or the Association’s respective officers, directors, employees or agents, which action or omission is undertaken in bad faith or is negligent. The Association will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder. Reasonable time devoted by RP Financial to situations for which RP Financial is deemed entitled to indemnification hereunder, shall be an indemnifiable cost payable by the Association at the normal hourly professional rate chargeable by such employee.

Mr. J. Floyd Hall

December 13, 2013

(b) RP Financial shall give written notice to the Association of such claim or facts within thirty days of the assertion of any claim or discovery of material facts upon which RP Financial intends to base a claim for indemnification hereunder, including the name of counsel that RP Financial intends to engage in connection with any indemnification related matter. In the event the Association elects, within seven days of the receipt of the original notice thereof, to contest such claim by written notice to RP Financial, the Association shall not be obligated to make payments under Section 3(c), but RP Financial will be entitled to be paid any amounts payable by the Association hereunder within five days after the final non-appealable determination of such contest either by written acknowledgement of the Association or a decision of a court of competent jurisdiction or alternative adjudication forum, unless it is determined in accordance with Section 3(c) hereof that RP Financial is not entitled to indemnity hereunder. If the Association does not so elect to contest a claim for indemnification by RP Financial hereunder, RP Financial shall (subject to the Association’s receipt of the written statement and undertaking under Section 3(c) hereof) be paid promptly and in any event within thirty days after receipt by the Association of detailed billing statements or invoices for which RP Financial is entitled to reimbursement under Section 3(c) hereof.

(c) Subject to the Association’s right to contest under Section 3(b) hereof, the Association shall pay for or reimburse the reasonable expenses, including reasonable attorneys’ fees, incurred by RP Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if RP Financial furnishes the Association: (1) a written statement of RP Financial’s good faith belief that it is entitled to indemnification hereunder; (2) a written undertaking to repay the advance if it ultimately is determined in a final, non-appealable adjudication of such proceeding that it or he is not entitled to such indemnification; and (3) a detailed invoice of the expenses for which reimbursement is sought.

(d) In the event the Association does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, RP Financial shall have all remedies available at law or in equity to enforce such obligation.

This agreement constitutes the entire understanding of the Association and RP Financial concerning the subject matter addressed herein, and such contract shall be governed and construed in accordance with the Commonwealth of Virginia. This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

The Association and RP Financial are not affiliated, and neither the Association nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other. RP Financial represents and warrants that it is not aware of any fact or circumstance that would cause it not to be “independent” within the meaning of the conversion regulations of the federal banking agencies or otherwise prohibit or restrict in anyway RP Financial from serving in the role of independent appraiser for the Association.

Mr. J. Floyd Hall

December 13, 2013

* * * * * * * * * * *

Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter, together with the initial retainer fee of $10,000.

Sincerely,

/s/ James P. Hennessey
James P. Hennessey Director

Agreed To and Accepted By:	/s/ J. Floyd Hall
J. Floyd Hall
President and Chief Executive Officer

Upon Authorization by the Board of Directors For:	Sunshine State FS&LA
Plant City, Florida

Date Executed: 1/6/2014